                                   EXHIBIT 28

Robert J. Fitzsimmons                                         Embargo until
602/ 207-5759                                                 8:00 a.m. (E.D.T.)

                              THE FINOVA GROUP INC.

                       ANNOUNCES 21% INCREASE IN EARNINGS

                            FOR FIRST QUARTER OF 1996

PHOENIX, Ariz., Apr. 16, 1996 -- The FINOVA Group Inc. (NYSE: FNV) today reported net income of $27.1 million ($0.97 per common share) for the first quarter of 1996 compared to $22.4 million ($0.80 per common share) for the first quarter of 1995, a 21% increase in net income and earnings per share.

        Sam Eichenfield, chairman and chief executive officer of FINOVA, said he was pleased with the company's first quarter performance which included stable interest margins at the 5.8% level, improved portfolio quality, a record level of new business for a first quarter and an increase in return on equity to 13%. During the first quarter of 1996, FINOVA generated $1.4 billion in new business and factoring volume, which included additions from substantially all the lines of business and represented an increase of 65% over the first quarter of 1995. This new business volume was achieved while maintaining the backlog of new business at $1.1 billion (the level at Dec. 31, 1995) and resulted in managed assets reaching a record level of $7.3 billion at March 31, 1996.

        Eichenfield stated that "the growth rate for the quarter was an annualized 11% and would have been higher except for an extraordinary amount of prepayments which were due in part to initial public offerings by our borrowers and, in some cases, included the early termination of lower-yielding assets."

        Portfolio quality continued to improve during the quarter as nonaccruing assets as a percentage of managed assets declined to 2.3% at the end of the first quarter compared to 2.8% one year ago. Write-offs for the quarter were $10.4 million or 0.58% (annualized) of average managed assets, while reserves for possible credit losses at March 31, 1996 represented 2.0% of managed assets and improved to 86.4% of nonaccruing assets (compared to 70.9% at March 31, 1995).

        Selling, administrative and other operating expenses included increased incentive accruals related to the higher volume of new business and continuing improved performance and, as a percent of interest margins earned, were 46.0% for the first quarter of 1996, down from 47.2% for the first quarter of 1995.

        Income taxes were higher due to the increase in income before income taxes, which more than offset the effects of a lower effective income tax rate (37.3%) attributable to increased tax exempt municipal income and lower state taxes.

        The FINOVA Group Inc. is a Phoenix-based major domestic commercial finance company providing secured financing and leasing products from $500,000 to $35 million to midsize businesses. FINOVA also offers inventory and sales financing programs to manufacturers, distributors and dealers nationwide.

                                      ####

                              The FINOVA Group Inc.
                          and Consolidated Subsidiaries

                         Summary of Consolidated Income
                                   (Unaudited)

                  (Dollars in Thousands, except per share data)

                                                                   Three Months Ended
                                                                        March 31,
                                                          ----------------------------------
                                                             1996                    1995
                                                          -----------            -----------
Interest earned from financing transactions               $   208,556            $   174,757

Interest expense                                              (97,056)               (84,524)
Depreciation                                                  (17,278)               (12,743)
                                                          -----------            -----------
Interest margins earned                                        94,222                 77,490

Provision for possible credit losses                          (14,250)                (6,400)
Gains on sale of assets                                         6,657                  2,980
Selling, administrative and other operating
  expenses                                                    (43,350)               (36,575)
                                                          -----------            -----------
expenses

Income before income taxes                                     43,279                 37,495
Income taxes                                                  (16,158)               (15,127)
                                                          -----------            -----------
Net Income                                                $    27,121            $    22,368
                                                          ===========            ===========

Earnings per common and equivalent share                  $      0.97            $      0.80
                                                          ===========            ===========
Dividends declared per common share                       $      0.22            $      0.20
                                                          ===========            ===========
Average outstanding common and equivalent shares           27,923,000             27,894,000
                                                          ===========            ===========

                              The FINOVA Group Inc.
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (Dollars in Thousands)

                                                                                                 Year Ended
                                                                                                   or at
                                                               As of March 31                   December 31,
                                                       -------------------------------          ------------
                                                          1996                 1995                 1995
                                                       ----------           ----------          ------------
FINANCIAL POSITION:
Ending funds employed (EFE)                            $6,944,914           $5,989,461           $6,819,057
Securitizations (2)                                       374,386              210,448              303,304
                                                       ----------           ----------           ----------
    Total managed assets                                7,319,300            6,199,909            7,122,361
Reserve for possible credit losses                        144,754              122,953              140,333
Nonaccruing assets                                        167,454              173,493              167,872
Nonaccruing assets as a % of managed assets                   2.3%                 2.8%                 2.4%
Reserve for possible credit losses as a % of:

  Ending managed assets                                       2.0%                 2.0%                 2.0%
  Nonaccruing assets                                         86.4%                70.9%                83.6%
Total debt                                             $5,736,159           $4,847,273           $5,649,368
Stockholders' equity                                      847,358              787,197              825,184
Backlog                                                 1,078,232              955,656            1,070,573


                                                                                                 For the Year
                                                            For The Quarter Ended                   Ended
                                                                   March 31                      December 31,
                                                       --------------------------------          ------------
                                                          1996                  1995                 1995
                                                       -----------           ----------          ------------
PERFORMANCE HIGHLIGHTS:
Average funds employed (AFE) and
 securitizations                                        $7,194,525           $6,060,470           $6,401,368
Average earning assets (3)                               6,478,515            5,430,923            5,815,455
New business                                               723,187              477,791            2,570,993
Factoring volume/floor planning                            694,093              381,294            1,951,310
Write-offs                                                  10,410                8,885               35,533
Write-offs (annualized) as a % of AFE and
 average securitizations                                      0.58%                0.59%                0.56%
Interest margins earned (annualized) as a % of
 average earning assets                                        5.8%                 5.7%                 5.8%
Selling, administrative and other operating
 expenses as a % of interest margins earned                   46.0%                47.2%                45.6%

- ------------
(1)  Averages for the periods presented are based on month-end balances.

(2) Securitizations are assets sold under securitization agreements and managed by the Company.

(3) Average earning assets equal AFE less average deferred taxes on leveraged leases and average nonaccruing assets.